SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934

                      VERSUS TECHNOLOGY, INC.
                         (Name of Issuer)

                   Common Stock, $.01 Par Value
                   (Title of Class of Securities)

                          925313-10-8
                         (CUSIP Number)

                          James D. Ross
                    c/o Versus Technology, Inc.
                      2600 Miller Creek Road
                     Traverse City, MI  49684
                          (231) 946-5868
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                           July 24, 2002
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]




                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAME OF REPORTING PERSON
     (ENTITIES ONLY) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

                          James D. Ross

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER          3,236,000
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER              --
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     3,236,000
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER          --


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                3,236,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     7.0%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, MI 49684, telephone number (231) 946-5868. This Statement relates to the Issuer's common stock, $.01 par value (the "Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by James D. Ross, a Director of the Issuer, who has a business address at the address of the Issuer.

          Mr. Ross has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ross is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 26, 2002 Mr. Ross acquired, in a private transaction with the Company, 2,250,000 shares of Common Stock for $0.089 per share, the average of the mean between the closing bid price and the closing ask price on February 25, 2002, for a total aggregate purchase price of $200,250. Mr. Ross paid for these shares using his personal funds.

          On April 19, 2002 Mr. Ross received a five-year option to purchase up to 302,000 shares of common stock, exercisable on April 19, 2003 for services as a director of the Company.

          Between July 18 and July 24, 2002 in a series of transactions, Mr. Ross purchased in the public market a total of 50,000 shares, all at $.096 per share.




Item 4.   PURPOSE OF TRANSACTION.

          Mr. Ross acquired the shares purchased as an investment. Mr. Ross has no plans or proposals which would have any of the effects enumerated in the instructions to Item 4 or any similar to those enumerated.

          Mr. Ross reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add:

          At August 9, 2002, Mr. Ross owns directly 2,745,000 shares of Common Stock. He also holds at that date options to purchase 793,000 shares of Common Stock of which options to purchase 491,000 shares are presently exercisable and are considered, pursuant to Rule 13d-3, to be beneficially owned.
The remaining options become exercisable on April 19, 2003. Mr. Ross may be regarded as sole beneficial owner of all of the above shares, holding both voting and dispositive power.

                      Beneficial Ownership
                      ____________________

                       Sole     %    Shared   %    Total     %
                     _______   ___   ______  __   _______    __

  James D. Ross     3,236,000  7.0     --    --   3,236,000  7.0

          On May 31, 2002 there were outstanding 45,592,188 shares of Common Stock of the Issuer.




          Mr. Ross has had no transactions in the Common Stock in the last sixty (60) days, except for the shares acquired as described in Item 3.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: August 9, 2002                JAMES D. ROSS
                                   ______________________
                                    James D. Ross


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)